Exhibit 99.9

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANT

As independent public accountants to Axcan Pharma Inc., we hereby consent to the incorporation by reference in Registration Statement (Form F-10 No. 333-104275) pertaining to the resale of Axcan Pharma Inc.’s $125,000,000 4¼% Convertible Subordinated Notes Due 2008 (the “Notes”) and the common shares issuable upon conversion of the Notes and in Registration Statement (Form S-8 No. 333-97879) pertaining to the Axcan Pharma Inc. Stock Option Plan as Amended and Restated on December 19, 2000 and in the related prospectus of our report dated November 10, 2005 with respect to the consolidated financial statements of Axcan Pharma Inc. and subsidiaries included in the Form 40-F for the year ended September 30, 2005.

/S/ RAYMOND CHABOT GRANT THORNTON LLP

Raymond Chabot Grant Thornton LLP

Chartered accountants

Montreal, Quebec

December 28, 2005

Raymond Chabot Grant Thornton LLP

Chartered accountants

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